Exhibit 2.2

                        EARN-OUT AGREEMENT
                       ------------------

      EARN-OUT AGREEMENT (this "Agreement") dated as of May 31, 1999, by and among Impact Media, L.L.C., a Utah limited liability company ("Seller"), IMI, Inc., a Utah corporation ("Buyer"), and Jay Poelman, an individual ("Escrow Agent").

                             RECITALS

      A. Seller and Buyer have entered into an Asset Purchase Agreement dated as of May 31, 1999 (the "Asset Purchase Agreement") which provides for, among other matters, earn-out payments to Seller as part of the Purchase Price under Section 2.02 of the Asset Purchase Agreement. Capitalized terms not otherwise defined herein shall have the meaning set forth in the Asset Purchase Agreement.

      B. Escrow Agent is an officer and director of Buyer and is a party hereto to join in certain representations, warranties and covenants to facilitate the transactions contemplated by the Asset Purchase Agreement.

      C. The execution and delivery of this Agreement is a condition to the consummation of the transactions contemplated by the Asset Purchase Agreement.

     NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

                            AGREEMENT

     1.    Definitions.

     For purposes of this Agreement, the following terms shall have the meanings set forth below:

     "Adjusted EBITDA" means, for any period, EBITDA, as determined based upon Buyer's unaudited financial statements for such period, but modified as follows (without duplication):

        (a) if Buyer sells, exchanges or otherwise disposes of any material portion of its assets or liabilities other than in the ordinary course of business (a "Material Disposition"), EBITDA will be adjusted to what it would have been had such Material Disposition not occurred (assuming, for purposes of such adjustment, that the assets or liabilities so disposed of would have contributed to, or reduced, Buyer's net income following the date of such Material Disposition at the same average per diem rate as such assets or liabilities contributed to, or reduced, Buyer's net income during the period between the first day of such fiscal year and the date of such Material Disposition);

        (b) if Buyer purchases, exchanges or otherwise acquires any material assets or liabilities other than in the ordinary course of business (a "Material Acquisition"), EBITDA will be adjusted to what it would have been had such Material Acquisition not occurred; and

        (c) if Buyer engages in a Material Disposition, EBITDA will be adjusted to exclude the effect of any gain or loss resulting from such Material Disposition occurring at a price different than book value.


     "Board" means the Board of Directors of Buyer.

     "EBITDA" means net earnings before interest, income taxes, depreciation, amortization and parent company overhead allocation, calculated in accordance with GAAP.

     "GAAP" means United States generally accepted accounting principles, consistently applied, as determined by Buyer's independent public accountants.

     "Relevant Earn-Out Period" means each of the 12-month periods ending May 31, 2000 and May 31, 2001.

     "Telemarketing Sales" means the net revenues of Buyer from inbound and outbound telemarketing sales.

     2.    Earn-Out Provisions.

        (a) The earn-out amount payable pursuant to this Agreement (the "Earn-Out Amount") for each Relevant Earn-Out Period shall be calculated by Buyer at the time Adjusted EBITDA is determined for such Relevant Earn-Out Period which date shall be no later than 90 days after the last day of such Relevant Earn-Out Period (the "Earn-Out Determination Date"), and shall be equal to the sum of:

            (i) 125,000 restricted shares of Galaxy Common Stock if during the Relevant Earn-Out Period ending May 31, 2000 (i) Telemarketing Sales of Buyer are equal to or are greater than $3,000,000.00, and (ii) Adjusted EBITDA for such sales is equal to or is greater than $0.00,

            (ii) 62,500 restricted shares of Galaxy Common Stock if during the Relevant Earn-Out Period ending May 31, 2000 (i) Telemarketing Sales of Buyer are equal to or are greater than $7,000,000.00, and (ii) Adjusted EBDITDA for such sales is equal to or is greater than $0.00,

           (iii) one share of restricted Galaxy Common Stock for every $144.00 of Telemarketing Sales of Buyer above $9,000,000.00 during the Relevant Earn-Out Period ending May 31, 2000 provided that Adjusted EBITDA for such sales is equal to or is greater than $0.00,

            (iv) 62,500 restricted shares of Galaxy Common Stock if during the Relevant Earn-Out Period ending May 31, 2001 (i) Telemarketing Sales of Buyer are equal to or are greater than $9,000,000.00, and (ii) Adjusted EBDITDA for such sales is equal to or is greater than $0.00, and

             (v) one share of restricted Galaxy Common Stock for every $144.00 of Telemarketing Sales of Buyer above $9,000,000.00 during the Relevant Earn-Out Period ending May 31, 2001 provided that Adjusted EBITDA for such sales is equal to or is greater than $0.00.

     Notwithstanding, anything to the contrary contained herein, in no event shall any Earn-Out Amount be earned or paid under this Agreement if either of the employment agreements entered into and referenced under Section 6.02(i) of the Asset Purchase Agreement are not in full force and effect as a result of resignations by the employees thereunder or termination of employment by Buyer for "Cause" as defined in said employment agreements. There shall be no carryforwards or carrybacks of any portion of any Earn-Out Amount from any Relevant Earn-Out Period to any other Relevant Earn-Out Period.

        (b) Seller has deposited with Escrow Agent certificates of Galaxy Common Stock totaling 250,000 shares. As soon as is practicable following the Earn-Out Determination Date for any Relevant Earn-Out Period, and subject to
Section 7.04 of the Asset Purchase Agreement, Buyer shall provide written instructions to Escrow Agent as to the number of shares of Galaxy Common Stock payable as an Earn-Out Amount for such Relevant Earn-Out Period. Upon receiving such written instructions, Escrow Agent shall promptly release to Seller the number of shares identified in said written instructions. Seller hereby authorizes Escrow Agent to return any shares of Galaxy Common Stock to Buyer (i) that remain in escrow after payment to Buyer of all Earn-Out Amounts payable under this Agreement, or (ii) that Buyer instructs Escrow Agent are being set-off as provided under Section 7.04 of the Asset Purchase Agreement.

     3.   Escrow.

        (a) Authority. Upon consummation of the Asset Purchase Agreement and in consideration of the mutual promises and covenants set forth in the Asset Purchase Agreement, Seller shall be deemed to have irrevocably appointed the Escrow Agent to hold all of the Galaxy Common Stock for the account of Seller until its release in accordance with this Agreement.

        (b) Responsibilities of Escrow Agent. The parties acknowledge and agree that Escrow Agent is acting solely as an independent Escrow Agent pursuant to this Agreement. Escrow Agent shall not be required to institute or defend any action involving any matters referred to herein or which affected him or his duties or liabilities hereunder unless he receives satisfactory indemnity against any and all claims, liabilities and expenses in relation thereto. Escrow Agent shall not be required to defend any legal proceedings which may be instituted against Escrow Agent in respect to the subject matter hereof. In the event any action is instituted against Escrow Agent, Escrow Agent may interplead the parties hereto and may deposit the subject matter of this escrow into court and in such event Escrow Agent shall be relieved and/or discharged from any and all obligations and liabilities under and pursuant hereto subject to any required permission of the court in which such interpleader is filed. Escrow Agent shall not be responsible or liable for any act or omission on its part in the performance of its duties as Escrow Agent under this Agreement except as such act or omission constitutes gross negligence or fraud.

        (c) Reliance. Escrow Agent shall not be responsible for the genuineness of any certificate or signature, and may rely conclusively upon and shall be protected when acting upon any notice, affidavit, request, consent, instruction or other instrument believed by him in good faith to be genuine or to be signed or presented by the proper person, or duly authorized, or properly made. Escrow Agent shall have no responsibility except for the performance of his express duties hereunder and no additional duties shall be inferred or implied by this Agreement.

     4.    General Provisions.

        (a) Tax Treatment of Payments. All payments pursuant to this Agreement shall be deemed as adjustments to the Purchase Price (as defined in the Asset Purchase Agreement).

        (b) Complete Agreement. This Agreement, those documents expressly referred to herein and other documents of even date herewith embody the complete agreement and understanding among the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

        (c) No Assignment. This Agreement shall not be assigned by either party hereto by operation of law, or otherwise, without the prior written consent of the other party hereto.

        (d) Disputes. Any disputes arising under this Agreement shall be resolved in accordance with the dispute resolution procedures and the choice of law provisions as set forth in the Asset Purchase Agreement and the parties hereto each agrees that its consent to the jurisdiction and venue of any legal proceeding and any other sections of the Asset Purchase Agreement regarding receipt of notice or otherwise applicable to the resolutions of disputes shall be binding on the parties hereto for purposes of this Agreement.

        (e) Amendment and Waiver. The provisions of this Agreement may be amended and waived only with the prior written consent of Buyer and Seller.

        (f) Counterparts. This Agreement may be executed in one or more counterparts each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

                     Buyer:        IMI, INC.


                                    By:  John J. Poelman
                                    ________________________
                                    Name: John J. Poelman
                                    Title:  President


                     Seller:        IMPACT MEDIA, L.L.C.


                                    By: /s/ Robert Green
                                   ________________________
                                    Name: Robert Green
                                    Title:


                     Escrow Agent:  JAY POELMAN

                                       /s/ Jay Poelman
                                    ____________________________